Securities and Exchange Commission	A E G O N N.V.
Attn. Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant	P.O. Box 85
Division of Corporation Finance	2501 CB The Hague (The Netherlands)
100 F Street, NE	AEGONplein 50
Washington, DC 20549-4720	2591 TV The Hague
United States of America	Telephone +31 70 344 8284
Fax +31 70 344 8096

Reference		The Hague
M CFC JvR	File No. 001-10882	October 11, 2013

Dear Mr. Rosenberg,

We thank you for your letter dated September 10, 2013 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2012 (“2012 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Results of operations; Results 2012 worldwide, page 19

1.	You discuss the impact of market volatility and prevailing low interest rates in your disclosures here, in a risk factor on page 88, and in Note 4 to your financial statements beginning on page 176. Please provide us revised disclosure to be provided in future periodic reports here or elsewhere in your discussion of your operating and financial review and prospects to expand on the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

Response

As noted by the Staff we have included disclosure in the 2012 Annual Report on Form 20-F on the current low interest rate environment and market volatility in the Results of operations sections, in a risk factor on page 88 and in Note 4 to our financial statements beginning on page 176.

We note that additional information that is relevant in this context is disclosed in Note 3 on page 165 regarding changes in our actuarial assumptions relating to the low interest rate environment. A sensitivity analysis demonstrating the effect of interest rates on net income and shareholders’ equity are disclosed in Note 4 on pages 179-180. In Note 4 we have also disclosed, starting on page 207, the effect of market volatility on Aegon’s profitability, capital position and sales, and, on page 210, a tabular disclosure with all expected cash flows related to our insurance and investment contracts by remaining maturity.

In response to the Staff’s request for revised disclosure to be provided in future periodic reports, we propose to revise our MD&A to include such a disclosure. We will revise our disclosure as follows (underline indicates additions, ~~strikethrough~~ represent deletions):

“Interest rate risk

Interest rate volatility or sustained low interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses. These cash payments to policyholders also result in a decrease in total invested assets and net income. Early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income.

During periods of sustained low interest rates, such as Aegon has been facing in recent years, Aegon may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low interest rate environment may result in a lengthening of maturities of the policyholder liabilities from initial estimates, primarily due to lower policy lapses.

Life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year-to-year. The majority of assets backing the insurance liabilities are invested in fixed income securities. Aegon manages its investment and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, as interest rates remain at low levels, Aegon may have to reinvest the cash it receives as interest or proceeds from investments that mature or are sold at lower yields. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of our products and accordingly net income may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in our investment portfolio in order to borrow at lower rates. We can lower crediting rates on certain products to offset the decrease in spread. However, our ability to lower these rates may be limited by contractually guaranteed minimum rates or competition. ~~Mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to refinance at lower interest rates and Aegon may be required to reinvest the proceeds in securities bearing lower interest rates. Risk is heightened in the current market and economic environment in which certain securities may be unavailable. Accordingly, net income may decline as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.~~

In general, if interest rates rise, there will be unrealized losses on assets carried at fair value that will be recorded in other comprehensive income (available-for-sale investments) or as negative income (investments at fair value through profit or loss) under IFRS. This is inconsistent with the IFRS accounting on much of Aegon’s liabilities, where corresponding economic gains from higher interest rates do not affect shareholders’ equity or income in the shorter term. Over time, the short-term reduction in shareholder equity and income due to rising interest rates would be offset in later years, all else being equal.

Base interest rates set by central banks and government treasuries remained at the historically low levels initiated in response to the worldwide recession and attempts to stimulate growth.

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate spreads, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate spreads, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2010, 2011 and 2012 was EUR 6.0 billion, EUR 5.6 billion and EUR 5.8 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2010, 2011 and 2012 was EUR 138 billion, EUR 139 billion and EUR 142 billion, respectively.

The sensitivity of Aegon’s net income and shareholders’ equity to a change in interest rates is provided in Note 4 to the consolidated financial statements on page XX.”

Risk and capital management- Risk management; Other risks

Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products which will decrease Aegon’s returns on these products unless Aegon increases its prices, page 90

2.	You indicate here that internal captive reinsurance is a vehicle used in many capital management actions. Please tell us:

•	The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•	The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the affiliated captives’ obligations. Tell us the nature and amount of the parent holding company assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your IFRS consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

•	Your consideration of disclosing the risks of employing your captives strategy.

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Response

Nature and Business Purpose of transactions with captives

Aegon uses captives mainly for US regulatory purposes. Aegon utilizes affiliated captives to manage capital, segregate risk and access financing for lower risk reserves that are required by regulatory regimes but are above the amounts recognized as a liability in our consolidated financial statements. All captive entities are fully consolidated for IFRS reporting and all financing provided is disclosed in note 39 (Borrowings) to the consolidated financial statements to the extent that it has been funded or in note 49 (Commitments and contingencies) to the consolidated financial statements to the extent letters of credit have been provided by third parties for the benefit of the ceding company whose liabilities are reinsured. All cessions to captives are net of unaffiliated third party reinsurance. Aegon has not reinsured any risks with any third parties where risk is subsequently ceded back to the company.

Captive structures are utilized for a number of purposes which may include:

•	Financing term life insurance (subject to regulatory XXX reserves) and universal life insurance with secondary guarantees (subject to regulatory AXXX reserves) to support lower risk reserves at a lower financing rate for policyholders and shareholders

•	Managing variable annuity hedging programs

•	Managing and segregating risks

•	Monetizing embedded value

Captives have been utilized to access capital markets through parental support, however, access to funds is not dependent on actions by Aegon N.V. but parental support provides recourse to the finance provider if funds are drawn by the affiliated ceding company.

Amount of captives’ obligations and nature and amount of assets, guarantees, letter of credit promises

Regulatory financial data related to the captives, as of December 31, 2012, is provided in the table below. All affiliated notes, parental guarantees and short-term intercompany receivable/payables are eliminated in the consolidated financial statements as included in the Annual Report on Form 20-F. Contingent liabilities to third parties for letters of credit that have not been drawn, external debt to support captive structures and parental guarantees provided to a captive subsidiary are disclosed in note 49 (commitments and contingencies) to the consolidated financial statements.

As of December 31, 2012
(amounts in EUR million)	Cash and invested assets	Funds withheld by ceding entity (affiliated)	Affiliated notes	Unaffiliated letters of credit recognized for regulatory reporting	Affiliated parental guarantee recognized for regulatory reporting	Admitted reinsurance recoverable	Other assets	Total assets	Regulatory and claim reserves	Other liabilities	Total liabilities	Regulatory equity
Total captives	7,959	9,677	569	2,336	1,303	3,210	790	25,844	21,034	956	21,990	3,854

Captive reinsurance companies hold assets and liabilities similar to other insurance companies in the group. Cash and invested assets, funds withheld by the ceding entity and affiliated notes held by the captive or an affiliate on the captives behalf was approximately EUR 18 billion (68%) of the assets recognized for regulatory reporting in the respective regulatory jurisdictions. The captive entities recognize various other letters of credit from unaffiliated providers, guarantees from affiliates, affiliated notes and short-term intercompany receivables and payables for regulatory reporting.

Effects in IFRS consolidated financial statements

Operations in captive entities are fully consolidated and affiliated transactions have been eliminated. Obligations to support collateral financing required under local statutory regulatory requirements and affiliated guarantees related to subsidiaries have been disclosed. Refer to note 49 (commitments and contingencies) to the consolidated financial statements for these disclosures. Most obligations are related to contingent letters of credit where the captive subsidiary and Aegon N.V. are co-applicants to a letter of credit to provide collateral to assure recognition of reserve credit security for local statutory regulatory reporting. The nature of the letter of credit contingent liability is disclosed in note 49 (commitments and contingencies) to the consolidated financial statements.

In addition, a surplus note issued by LIICA RE II, Inc, a wholly owned captive is consolidated in the Aegon N.V. consolidated financial statements. This surplus note is disclosed in note 39 (Borrowings) to the consolidated financial statements (the line USD 1.54 billion Variable Funding Surplus Note in the Debentures and other loans table).

Consideration of disclosing the risks employing the captive strategy

Recent NAIC, FIO and Department of Financial Services NY have been reviewing the regulation of captive entities. This review may lead to changes in current regulations and could affect the company’s ability to access lower cost financing in the future related to these products with higher regulatory required reserves; therefore a disclosure of the risk was included in the risk factor disclosures in the MD&A.

Uncertainty associated with continued use of this strategy

We utilize affiliated captives to segregate risks related to universal life with secondary guarantees and term life insurance policies. Through these structures, we finance regulatory required reserves at a lower cost. To the extent that state insurance departments restrict our use of captives and regulatory reserve requirements remain unchanged this could increase our cost, limit our ability to write these products in the future or lead to increased prices to consumers on those products. Current captive structures will be able to provide financing of local statutory reserves required through the life of the policies in force under current regulatory regulations.

Capital and liquidity management; Sources and uses of liquidity, page 103

3.	You state that your subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to the holding company. In accordance with Item 5 B.1. (b) of Form 20-F, please provide disclosures to be provided in future periodic reports that indicate the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on the ability of the company to meet its cash obligations. In addition, please provide us proposed disclosure to be included in your financial statements that complies with paragraph 41.d. of IAS 27 regarding significant restrictions on the ability of subsidiaries to transfer funds to the parent in the form of cash dividends or to repay loans or advances.

Response

The full text below is the intended disclosure to be provided in future annual reports on Form 20-F as requested by the Staff. The intended disclosure will be added to existing disclosure as included in the MD&A on page 103 of the 2012 Annual Report on Form 20-F, as part of the Liquidity management disclosure.

“The ability of subsidiaries to pay dividends to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance regulatory authorities. Based on the capitalization level of the local subsidiary, local insurance regulators are able to restrict and/or prohibit the transfer of dividends to the holding company. In addition, the ability of subsidiaries to pay dividends to the holding company can be constrained by the need for these subsidiaries to have sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to pay dividends, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the subsidiaries to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfill its cash obligations, it is the company’s policy that, the holding company holds liquid assets in reserve to fund at least 1.5 years of holding company operating and funding expenses, without having to rely on the receipt of dividends from its subsidiaries.”

Notes to Consolidated Financial Statements; Note 24. Derivatives, page 234

4.	Regarding your derivative to partially hedge your longevity risk, please provide disclosure to be provided in future periodic reports that clarifies how you value the longevity derivative (as “using an internal model” is vague) and the inputs used or direct us to the required disclosure. Refer to paragraph 91 of IFRS 13. Also provide the disclosure required by paragraph 91b of IFRS 13.

Response

IFRS 13 is effective per January 1, 2013 with prospective application. The disclosure as requested by the Staff has partly been included in Aegon’s financial statements for 2012, due to the disclosure requirements of IFRS 7 that were applicable in 2012. Some of these disclosures are carried over to IFRS 13.

Below we have included the disclosures regarding the longevity derivative that we intend to include in the financial statements for 2013. We have added references to the financial statements for 2012 where this disclosure already has been provided (if applicable).

•	As required by IFRS 13.93d we intend to include a description of the valuation technique including the most significant unobservable inputs . For the longevity derivative the following will be included:

Financial asset	Carrying amount	Valuation technique	Significant unobservable input
Longevity derivative	XX	Discounted cash flow	Mortality

In the financial statements for 2012, information on the valuation technique, inputs and valuation process, as required by IFRS 13.93g, has been provided in note 3 page 168 (section “Free standing financial derivatives”) and page 174. On page 174 the longevity derivative is included in the line item ‘Financial Assets - Derivatives’ (section “Effect of changes in significant unobservable assumptions to reasonably possible alternatives”). In response to the Staff’s comment, we will revise the description of the valuation technique (to be disclosed in note 3 to the consolidated financial statements) in future periodic reports with the following narrative:

“The payout of the longevity derivative is linked to an annually publicly available mortality table. The derivative is measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development used in measuring the fair value.”

•	As required by IFRS 13.93e and f, we provide a reconciliation from the opening to the closing balance. In the financial statements 2012 this reconciliation is provided on page 174. The longevity derivative is included in the line item ‘Financial Assets - Derivatives’.

For information purposes only we have included in the table below the amounts for 2012 related specifically to the longevity derivative; we do not intend to disclose the amounts for the longevity derivative in the financial statements for 2013 separately. This is based on the fact that this transaction in isolation is not significant to the financial statements as a whole and providing information on this transaction in isolation would give it disproportional emphasis to the overall impact on our results:

Financial asset	Carrying amount opening balance	Total gains / (losses) in income statement	Total gains / (losses) in OCI	Purchases	Sales	Settlements	Net exchange differences	Transfers from level 1 and level 2	Transfers to level 1 and level 2	Carrying amount closing balance	Total gains or losses for the period included in the profit and loss for instruments held at closing balance
Longevity derivative	—	€4 million	—	€163 million	—	—	—	—	—	€167 million	€4 million

•	As required by IFRS 13.93h, we intend to provide a sensitivity description of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significant higher or lower fair value measurement including the quantitative effect of those changes. For the longevity derivative the following will be included:

Financial asset	Carrying amount	Significant unobservable input	Note reference	Effect of reasonably possible alternative assumptions (+ / -)
				Increase	Decrease
Longevity derivative	XX	Mortality	a)	XX	XX

a)

The derivative included is a longevity index derivative. Most significant unobservable input is expected mortality. Changing the expected mortality changes the cash flow expectations from this derivative. Increasing (decreasing) the mortality rates decreases (increases) the value of the investment. Aegon adjusted longevity with X% up or down for this input, compared to the expected mortality in determining the value of this derivative.

In the financial statements for 2012, part of this information is provided on page 174. The longevity derivative is included in the line item ‘Financial Assets—Derivatives’.

We believe these disclosures appropriately address the requirements of IFRS 13, specifically paragraph 91.

5.	Demonstrate where you have provided the disclosures required by paragraphs 31 – 42 of IFRS 7 relating to the longevity index derivative, particularly the objectives, policies and processes for managing the risk and the methods used to measure the risk (paragraph 33b of IFRS 7). Provide us the information provided internally to key management personnel related to the longevity index derivative as referred to in paragraph 34a of IFRS 7.

Response

IFRS 7.31 and further requires an entity to provide information on risks caused by financial instruments. The longevity derivative is bought to protect Aegon against adverse longevity experience. The derivative hedges part of the risk included in our insurance liability and does not itself expose the entity to longevity risks. The derivative is a risk mitigation instrument and decreases the overall risk profile of Aegon. If and how the derivative will pay out is explained on pages 210-211 (section “Underwriting risk” of note 4) of the financial statements for 2012:

“In 2012, Aegon The Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. Aegon The Netherlands bought a longevity index derivative, which will pay out if in twenty years the mortality rates have decreased more than a predetermined percentage compared to the base scenario at the moment of signing the contract. Payout of the derivative is defined based on a ‘cumulative cash index’, which represents the cumulative payout to a predefined (synthetic) insured population in relation to the expected payout (in the base scenario) to this same population. Both parties in the contract have the possibility to terminate the contract after ten years (early termination clause). The payout is maximized at a predetermined percentage compared to the base scenario.”

The longevity derivative exposes Aegon to credit risk, which is substantially offset with collateral of a high-rated counterparty. The maximum exposure to credit risk of all derivatives has been explained on page 180 of the financial statements for 2012 (IFRS 7.34-36). The longevity derivative is included in the line item “Derivatives”.

For information purposes only we have included in the table below the amounts for 2012 related specifically to the longevity derivative; we do not intend to disclose the amounts for the longevity derivative in the financial statements for 2013 separately. This is based on the fact that this transaction in isolation is not significant to the financial statements as a whole and providing information on this transaction in isolation would give it disproportional emphasis to the overall impact on Aegon’s exposure:

2012	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agreements	Other	Total collateral	Surplus Collateral (or over collateralization)	Net exposure
Longevity derivative	€167 million	—	€141 million	—	—	—	—	€141 million	—	€26 million

In accordance with IAS 24 paragraph 9b, which is referred to from IFRS 7 paragraph 34a, Aegon defined key management personnel as its Executive Board and Management Board. There is no specific information provided to key management personnel on the longevity derivative in an isolated matter. This is based on the fact that this transaction in isolation is not significant for Group purposes and providing information on this transaction in isolation would give it disproportional emphasis to the overall impact on our results. Key management personnel receives information on fair value movements of derivatives and where significant the fair value movement specifically for the longevity derivative is called out separately, however no additional information is provided to key management personnel.

Note 32. Other Equity Instruments, page 251

6.	Please tell us the accounting guidance you relied on to support your accounting for the non-cumulative subordinated notes issued in February 2012 as a compound instrument with an equity component. You indicate on page 156 that you have a right to avoid delivering cash or another financial asset to settle the coupon payments. Please reconcile this reason for classifying a portion of the instrument as equity with the fact that some coupons were paid in cash in 2012 as disclosed on the statement of cash flows.

Response

On February 7, 2012, Aegon issued non-cumulative subordinated notes (NCSN) with the following characteristics:

•	Maturity of 30 years;

•	Mandatory redemption at maturity date or earlier (after non-call period of 5.5 years);

•	Suspension or cancelation of coupon payment is at the sole discretion of AEGON;

•	Non-cumulative (i.e. any interest payments that are cancelled are non-cumulative);

•	Non-step (i.e. the coupon is fixed);

In determining how the NCSN should be presented in the IFRS financial statements the following guidance from IAS 32 Financial Instruments: Presentation is relevant.

IAS 32.28 states that the issuer of a non-derivative financial instrument shall evaluate the terms of the financial instrument to determine whether it contains both a liability and an equity component. Such components shall be classified separately as financial liabilities, financial assets or equity instruments.

When an issuer (applying the definitions of IAS 32.11) determines whether a financial instrument is a financial liability or an equity instrument, the instrument is an equity instrument if, and only if, the conditions as stipulated in IAS 32.16 are met.

A critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument (the issuer) to either deliver cash or another financial asset to the other party (the holder) or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavorable to the issuer. Although the holder of an equity instrument may be entitled to receive a pro rata share of any dividends or make distributions of equity, the issuer does not have a contractual obligation to make such distributions because it cannot be required to deliver cash or another financial asset to another party (IAS 32.17).

Also important to note is that in June 2006 the IASB confirmed that a contractual obligation must be established through the terms and conditions of the instrument. Thus, by itself, economic compulsion would not result in a financial instrument being classified as liability under IAS 32.

If an entity does not have an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation as described in IAS 32.19, the obligation would meet the definition of a financial liability.

After evaluating the terms of the NCSN we concluded that the NCSN contains both a liability and an equity component (IAS 32.28) and therefore should be classified as a compound instrument. This is based on the following:

•	Interest component: as mentioned on page 251 of the Annual Report 2012, the conditions of the NCSN contain certain provisions for optional and required cancellation of interest payments. Aegon has the option at any time and from time to time, in its sole discretion and for any reason, to elect to cancel all or part of any interest payment. As such Aegon has no contractual obligation to pay a coupon or any other payment, i.e. the conditions of IAS 32.16 (for classifying an instrument as an equity instrument) are met for the interest component. Cancelled interest payments are non-cumulative.

•	Redemption of notional: Redemption is mandatory on the 30th anniversary.

As the redemption of the notional is contractually obliged and the payment of interest is discretionary, we concluded that the interest component is an equity component and the redemption of the notional is a liability component.

The interest payments as disclosed in the statement of cash flows represent interest payments on the compound instrument. As mentioned above, Aegon has the discretion to pay the coupon on the NCSN and, decided to pay a coupon in 2012.

* * * *

As you requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 344 5458 or Sandor Knol, Head of Financial Reporting & Analysis at +31 70 344 8512.

Very truly yours,

/s/ Jurgen H.P.M. van Rossum

Jurgen H.P.M. van Rossum

Senior Vice President and Corporate Controller